Filed Pursuant to Rule 433
Registration No. 333-159158

Entergy Louisiana, LLC

$400,000,000

First Mortgage Bonds,

5.40% Series due November 1, 2024

Final Terms and Conditions

November 10, 2009

Issuer:	Entergy Louisiana, LLC

Market Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 10, 2009

Settlement Date (T+3):	November 16, 2009

Principal Amount:	$400,000,000

Coupon:	5.40%

Coupon Payment Dates:	May 1 and November 1 of each year

First Payment Date:	May 1, 2010

Final Maturity:	November 1, 2024

Redemption Provisions:	Make-whole call at any time at a discount rate of Treasury plus 35 bps

UST Benchmark:	3.625% due August 15, 2019

Spread to UST Benchmark:	+195 bps

Treasury Price:	101-05

Treasury Yield:	3.484%

Re-offer Yield:	5.434%

Issue Price to Public:	99.658%

Joint Book-Running Managers:	J.P. Morgan Securities Inc.
KeyBanc Capital Markets Inc.
RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp.
Wells Fargo Securities, LLC

CUSIP / ISIN:	29364WAK4 / US29364WAK45

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) J.P. Morgan Securities Inc. collect at (212) 834-4533, (ii) KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, or (iii) RBS Securities Inc. toll free at 1-866-884-2071.